380 3/16


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

SECURI... N



07004672

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Roark and Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9408 Double R. Blvd., Suite, B
(No. and Street)

Reno (City) NV (State) 89521 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Watson (775) 322-6333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark Bailey & Company, CPAs
(Name – *if individual, state last, first, middle name*)

1495 Ridgeview Dr, Suite 200, Reno, NV 89519
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/17

OATH OR AFFIRMATION

I, Bob Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Roark and Associates, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


MICHAEL J. MORRISON
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-0957-2 - Expires August 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

H. ROARK AND ASSOCIATES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2006

With

AUDIT REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MARK BAILEY & COMPANY, LTD.
Certified Public Accountants
Management Consultants

Office Address:
1495 Ridgeview Drive, Ste. 200
Reno, Nevada 89519-6634

Phone: 775/332.4200
Fax: 775/332.4210
E-Fax: 775/201.0907

E-mail:markbailey@markbaileyco.com

Mark A. Bailey, CPA/ABV

Independent Auditors' Report

February 27, 2007

Bobby L. Watson, President
H. Roark & Associates, Inc.

We have audited the accompanying statement of financial condition of H. Roark and Associates, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Roark and Associates, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", "Reconciliation of Net Capital Under Rule 17a-5 of the Securities and Exchange Commission", and "Supplemental Report on Material Inadequacies under Rule 17a-5 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mark Bailey & Company, Ltd.

Mark Bailey & Company, Ltd.
Reno, Nevada

H. ROARK AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

	2006
Current Assets	
Cash	$ 8,855
Accounts Receivable	20,000
Total current assets	28,855
Office equipment, at cost, less accumulated depreciation of $1,593	60
Total assets	$ 28,915

LIABILITIES & STOCKHOLDERS' EQUITY

	2006
Current Liabilities	
Accounts payable	$ 4,170
Deferred revenue	10,000
Income tax payable	296
Total current liabilities	14,466
Stockholders' Equity	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in-capital	27,600
Accumulated deficit	(14,151)
Total stockholders' equity	14,449
Total liabilities and stockholders' equity	$ 28,915

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK AND ASSOCIATES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

	2006
Revenue	11,500
General and administrative expenses	(5,990)
Depreciation expense	(226)
Income before income taxes	5,284
Provision for income taxes	(296)
Net Income	$ 4,988
Net Income per share - basic	$ 4.99
Weighted average common shares - basic	1,000

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK AND ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance at January 1, 2006	1,000	$ 25,100	$ (19,139)	$ 6,961
Capital Contribution		2,500		2,500
Net income for the year ended December 31, 2006			4,988	4,988
Balance at December 31, 2006	1,000	$ 27,600	$ (14,151)	$ 14,449

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
Cash Flows from Operating Activities	
Net Income	$ 4,988
Adjustments to reconcile net loss, to net cash provided by operating activities:	
Increase in accounts receivable	(19,000)
Increase in accounts payable	4,170
Increase in deferred revenue	10,000
Increase in income tax payable	296
Depreciation expense	226
Net cash provided by operating activities	680
Financing Activities	
Shareholder contributions	2,500
Advances to shareholder	(10,500)
Repayments of shareholder advances	10,500
Net cash provided by financing activities	2,500
Net increase in cash and cash equivalents	3,180
Cash and cash equivalents at December 31, 2005	5,675
Cash and cash equivalents at December 31, 2006	$ 8,855

Supplemental Information and Noncash Transactions

During the year ended December 31, 2006 the Company paid $63 in income taxes, and no amounts for interest

1. **Organization and Significant Accounting Policies**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Nebraska on January 9, 2001, and is a wholly owned subsidiary of H. Roark & Company. The Company previously reported under the name of H. Roark Securities Corporation. In October of 2006, the Company changed its' legal name to H. Roark and Associates, Inc.

The Company assists other businesses with mergers and acquisitions, and receives retainer fees for assisting businesses in raising capital and a percentage fee on the capital raised.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2006 the Company held no cash equivalents.

Accounts Receivable

Accounts receivable are reported at their net realizable value. There was only one receivable outstanding at December 31, 2006. In January of 2007, the balance was collected in full, so a valuation allowance is unnecessary.

Fixed Assets

Depreciation expense is recorded using the straight-line method of depreciation over the estimated useful life of the asset.

Income Taxes
The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences in future years of temporary differences between revenue and expense items for financial statement and income tax reporting purposes. Valuation allowances are provided against assets that are not likely to be realized. (See Note 3)

Advertising Costs
Advertising costs are charged to operations when incurred. The Company had no advertising expense for the year ended December 31, 2006.

2. **Basic Earnings Per Share**
Basic earnings per share were computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

3. **Federal Income Taxes**
The Company recognizes deferred tax liabilities and benefits for the expected future tax impact of transactions that have been accounted for differently for book and tax purposes.

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance has been provided to reduce the asset to the amount of tax benefit management believes it will realize.
The following is a schedule of the composition of the provision for income taxes:

	December 31, 2006
Federal	
Current	$ 296
Deferred	-0-
Total provision for income taxes	$ 296

Reconciliation of the statutory federal income tax rate to the Company's tax rate is as follows:

U.S. statutory rate	15.00%
NOL carryforward	(9.40)%
Effective tax rate	5.60%

4. **Related Party Transactions**

During the year ended December 31, 2006, the Company received $2,500 from companies related through common control.

During the year ended December 31, 2006, the Company advanced $10,500 to a Company shareholder, all of which was repaid by year end.

5. **Concentration of Revenue**

During the year ended December 31, 2006 the Company received all of its revenue from two sources.

6. **Subsequent Events**

In January of 2007 the Company advanced $15,000 to a Company shareholder.

SUPPLEMENTARY INFORMATION

H. ROARK AND ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Balance, January 1, 2006		
Common stock	1,000	
Additional paid-in capital	25,100	
Retained earnings	(19,139)	
		$ 6,961
Shareholder contributions 2006		2,500
Net income for the year ended December 31, 2006		4,988
Total stockholder's equity		14,449
Adjustments to net worth		
Fixed assets not readily convertible to cash		(60)
Net capital, December 31, 2006		$ 14,389

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK AND ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Balance, January 1, 2006		
Common stock	$ 1,000	
Additional paid-in capital	25,100	
Retained earnings	(19,139)	
		$ 6,961
Shareholder contributions 2006		2,500
Net loss for the year ended December 31, 2006		4,988
Total stockholder's equity		14,449
Adjustments to net worth		
Fixed assets not readily convertible to cash		(60)
Net capital, December 31, 2006		$ 14,389
Balance, December 31, 2006		
Client's unaudited computation of Net Capital		$ 9,141
Adjustments to arrive at audited Net Capital		5,308
Less: Fixed assets not readily convertible to cash		(60)
Balance, December 31, 2006, audited net capital		$ 14,389

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK AND ASSOCIATES, INC.
SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006

During the year ended December 31, 2006, the Company had practices and procedures in place to safeguard securities as required by Securities and Exchange Commission's Rule 17a-5 paragraph (g)(1). As the Company held no securities and had no securities transactions during the year, there were no material inadequacies noted.

H. ROARK SECURITIES CORPORATION
SUPPLEMENTAL REPORT ON
RULE 15c3-3 CUSTOMER PROTECTION-RESERVES AND CUSTODY OF SECURITIES
For the Year Ended December 31, 2006

H. Roark Securities Corporation is operating under the (k)(1) Exemption of SEC Rule 15c3-3 addressing item (i) on the Oath or Affirmation page.

END